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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37483

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BAC FLORIDA INVESTMENTS CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2333 PONCE DE LEON BOULEVARD
(No. and Street)

CORAL GABLES (City) **FLORIDA** (State) **33134** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSE LUIS LEON (305) 523-6520
(Area Code – Telephone Number)

RECEIVED
MAR 01 2005
185

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP.
(Name – *if individual, state last, first, middle name*)

ONE BISCAYNE TOWER, SUITE 2800, TWO SOUTH BISCAYNE BOULEVARD, MIAMI, FLORIDA 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARCELLO CORREA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAC FLORIDA INVESTMENTS CORP., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

----- X -----

V. Jimenez
Commission # DD317594
Expires May 23, 2008
Bonded Troy Fain - Insurance, Inc. 800-385-7019

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAC FLORIDA INVESTMENTS CORP.

Financial Statements and Supplementary Information

December 31, 2004 and 2003

Table of Contents

KPMG

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report

The Board of Directors
BAC Florida Investments Corp.:

We have audited the accompanying statements of financial condition of BAC Florida Investments Corp. (the Company) (a subsidiary of BAC Florida Bank) as of December 31, 2004 and 2003, and the related statements of earnings, shareholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 1(a) to the financial statements, BAC Florida Bank (the Bank) consented to the issuance of an order to cease and desist (Order) by the Federal Deposit Insurance Corporation (FDIC), effective April 24, 2004, to address compliance with rules and regulations in the area of the Bank Secrecy Act. Such Order includes the Bank's subsidiaries. The Company is a subsidiary of the Bank. Failure to comply with the requirements of the Order can lead to certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank and its subsidiaries' financial statements and operations.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BAC Florida Investments Corp. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

KPMG

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2005

BAC FLORIDA INVESTMENTS CORP.

Statements of Financial Condition

December 31, 2004 and 2003

Assets		**2004**	**2003**
Cash	$	2,810,573	2,366,581
Deposits with clearing organization		297,448	581,455
Other receivables		11,728	1,793
Marketable securities owned		—	492,741
Fixed assets, net		97,270	89,041
Other assets		26,909	9,816
Total assets	$	3,243,928	3,541,427
Liabilities and Shareholders' Equity			
Accounts payable and accrued expenses	$	200,405	345,575
Payable to clearing organization		—	4,015
Income taxes payable to parent company		—	124,989
Deferred tax liability, net		20,087	23,947
Total liabilities		220,492	498,526
Shareholders' equity:			
Common stock, $1 par value. Authorized, issued, and outstanding 100,000 shares		100,000	100,000
Additional paid-in capital		1,965,026	1,965,026
Retained earnings		958,410	977,875
Total shareholders' equity		3,023,436	3,042,901
Total liabilities and shareholders' equity	$	3,243,928	3,541,427

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.

Statements of Earnings

Years ended December 31, 2004 and 2003

		2004	2003
Revenue:			
Commissions	$	2,185,582	2,705,123
Trading (losses) gains, net		(21,099)	90,133
Interest		60,405	50,740
Total revenue		2,224,888	2,845,996
Operating expenses:			
Employee compensation and benefits		1,384,517	1,672,488
Floor brokerage, exchange, and clearance fees		416,497	518,896
Communications and data processing		79,808	75,999
Occupancy		130,812	119,423
Other		240,265	176,537
Total operating expenses		2,251,899	2,563,343
(Loss) income before income tax (benefit) expense		(27,011)	282,653
Income tax (benefit) expense		(7,546)	107,878
Net (loss) income	$	(19,465)	174,775

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.

Statements of Shareholders' Equity

Years ended December 31, 2004 and 2003

	Common stock			Additional paid-in capital	Retained earnings	Total
	Shares		Amount			
Balance, December 31, 2002	100,000	$	100,000	1,965,026	803,100	2,868,126
Net income	—		—	—	174,775	174,775
Balance, December 31, 2003	100,000		100,000	1,965,026	977,875	3,042,901
Net loss	—		—	—	(19,465)	(19,465)
Balance, December 31, 2004	100,000	$	100,000	1,965,026	958,410	3,023,436

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.

Statements of Cash Flows

Years ended December 31, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net (loss) income	$	(19,465)	174,775
Adjustments to reconcile net income to net cash provided by operating activities:			
Trading losses (gains), net		21,099	(90,133)
Depreciation of fixed assets		23,189	14,287
Deferred taxes		(3,860)	11,928
Changes in assets and liabilities affecting cash flows from operating activities:			
Deposits with clearing organization		284,007	(198,394)
Receivable from clearing organization		—	1,000
Other receivables		(9,935)	3,983
Marketable securities owned		471,642	(3,168)
Other assets		(17,093)	(6,845)
Accounts payable and accrued expenses		(145,170)	169,983
Payable to clearing organization		(4,015)	4,015
Income taxes payable to parent company		(124,989)	51,578
Net cash provided by operating activities		475,410	133,009
Cash flows from investing activities:			
Purchase of fixed assets		(31,418)	(39,975)
Net cash used in investing activities		(31,418)	(39,975)
Net increase in cash		443,992	93,034
Cash, beginning of year		2,366,581	2,273,547
Cash, end of year	$	2,810,573	2,366,581
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes paid to parent company	$	124,990	44,372

See accompanying notes to financial statements.

(1) Business and Summary of Significant Accounting Policies

(a) Organization, Business and Parent Regulatory Matters

BAC Florida Investments Corp. (the Company) is registered as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company is owned 98.5% by BAC Florida Bank (the Parent Company). The Company is a member of the National Association of Securities Dealers, Inc. In connection with its activities as a broker/dealer, the Company holds no funds or securities for customers. The Company executes and clears all customer transactions with clearing organizations on a fully disclosed basis. The Company promptly transmits all customer funds and securities to such clearing organization.

The Bank consented to the issuance of an order to cease and desist (Order) by the Federal Deposit Insurance Corporation (FDIC), which became effective April 24, 2004. Such Order includes the Bank's subsidiaries. The Order requires the Bank to address compliance with rules and regulations in the Bank Secrecy Act (BSA) area which include among other things, the following:

- The Bank is required to provide for a system of internal controls sufficient to assure compliance by the Bank and/or its subsidiaries with the BSA, the BSA rules and regulations, the Bank's Know Your Customers (KYC) policies and procedures, and establish a plan for implementing such internal controls.
- The Bank is required to provide for independent testing for compliance by the Bank and/or its subsidiaries with the BSA, the BSA rules and regulations, the reporting of suspicious transactions required to be reported, and the Bank's KYC policies and procedures.
- Within sixty (60) days from the effective date of the Order, the Bank was required to develop, adopt and put into action a written customer due diligence program. The program should provide a risk focused assessment of the customer base. The Bank developed and adopted a written customer due diligence plan and provided this to the FDIC.
- Within ninety (90) days from the effective date of the Order, and within thirty (30) days following the end of each calendar quarter while the Order is in effect, the Bank is required to furnish written progress reports to the Regional Director of the FDIC and to the Director of the Florida Office of Financial Regulation detailing the form and manner of all actions taken to secure compliance with the Order and the results of such actions. The Bank has provided such periodic reports and other additional reports not specifically required by the Order.

Failure to comply with the requirements of the Order can lead to certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank and its subsidiaries' financial statements and operations.

(b) Marketable Securities Owned

Marketable securities owned are stated at market value, with the related unrealized gain or loss recognized in the statements of earnings as trading (losses) gains, net.

(c) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis.

(Continued)

(d) Income Taxes

The Company is included in the federal and state income tax return of BAC Florida Bank and its subsidiaries. The consolidated group of entities of BAC Florida Bank follows a policy of allocating the U.S. consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. taxable income.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and general practice within the brokerage industry. In preparing the financial statements management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenue and expenses for the period. Actual results could differ from those estimates.

(2) Deposits with Clearing Organization

Pursuant to the Company's clearing agreement with its clearing broker/dealer, the Company is required to maintain a security escrow deposit totaling $150,000 for the duration of the respective agreement. This amount is included within deposits with clearing organization.

(3) Marketable Securities Owned

The following table presents the fair value of marketable securities owned at December 31, 2004 and 2003 and related trading gains and losses, net for the years then ended:

	2004	
	Marketable securities owned at estimated fair value	**Trading gains (losses), net**
Corporate debentures	$ —	(17,389)
U.S. government agency	—	(11,384)
Foreign corporate debt	—	7,674
	$ —	(21,099)

	2003	
	Marketable securities owned at estimated fair value	Trading gains (losses), net
Corporate debentures	$ 249,605	833
U.S. government agency	243,136	960
Foreign corporate debt	—	88,340
	$ 492,741	90,133

(4) **Net Capital**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $2,846,111 which was $2,746,111 in excess of its required net capital of $100,000. At December 31, 2003, the Company had net capital of $2,877,321 which was $2,777,321 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 and 2003 was .07 to 1 and 0.16 to 1, respectively.

(5) **Financial Instruments**

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments (such as, cash, deposits with clearing organization, receivables and payables, and accrued expenses), except for marketable securities owned, approximate their fair value because of the short maturity of the instruments. Marketable securities owned are carried at fair value.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables, and marketable securities owned. Cash balances are on deposit with a financial institution and are insured up to $100,000. These securities are held in safekeeping at a financial institution and insured for up to $500,000 by SIPC. Management believes there is no significant risk of loss on these financial instruments. In addition to the SIPC coverage, the clearing organization has unlimited insurance coverage through a commercial insurer for bankruptcy risk.

(Continued)

(6) Income Taxes

Income tax expense reflected in the statements of earnings for the years ended December 31, 2004 and 2003, is as follows:

		2004	2003
Current tax expense:			
Federal	$	(3,148)	81,926
State		(538)	14,024
		(3,686)	95,950
Deferred tax expense:			
Federal		(3,296)	10,185
State		(564)	1,743
		(3,860)	11,928
Total income tax expense	$	(7,546)	107,878

The difference between the "expected" income tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to earnings before income taxes) for the years ended December 31, 2004 and 2003 and the reported income tax expense is as follows:

		2004	2003
Federal income taxes at statutory tax rates	$	(9,184)	96,102
State income taxes, net of related federal benefit		(728)	10,406
Other, net		2,366	1,370
	$	(7,546)	107,878

At December 31, 2004 and 2003, the Company had a net deferred tax liability of $20,087 and $23,947, respectively. The tax effects of temporary differences between financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

		2004	2003
Deferred tax liability:			
Fixed assets, due to differences in depreciation expense	$	603	6,923
Marketable securities owned, due to discount accretion of securities		19,484	17,024
Net deferred tax liability	$	20,087	23,947

(7) Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with its Parent and affiliates. At December 31, 2004 and 2003, balances relating to such transactions were as follows:

		2004	2003
Assets:			
Cash	$	92,001	76,772
Other assets		4,757	—
		96,758	76,772
Liabilities:			
Accounts payable and accrued expenses	$	10,207	23,448
Income taxes payable		—	124,989
	$	10,207	148,437
Operating expenses:			
Communications and data processing	$	35,580	35,160
Rent (within occupancy)		84,419	82,728
General and administrative (within other)		18,000	18,034
	$	137,999	135,922

The Company subleases office space from BAC Florida Bank. BAC Florida Bank allocates its rental costs to the Company based on square footage. The BAC Florida Bank lease agreement with the landlord expires in May 2012. Future minimum lease payments under this lease are as follows: 2005 $71,726; 2006 $73,997; 2007 $76,267; 2008 $78,539; 2009 $80,811; and $203,500 thereafter.

BAC FLORIDA INVESTMENTS CORP.

Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934

December 31, 2004 and 2003

		2004	2003
Net capital:			
Total shareholders' equity qualified for net capital	$	3,023,436	3,042,901
Deductions and/or charges:			
Nonallowable assets (fixed assets and other assets)		(122,954)	(98,858)
Net capital before haircuts on securities positions		2,900,482	2,944,043
Haircuts on securities positions		(54,371)	(66,722)
Net capital	$	2,846,111	2,877,321
Aggregate indebtedness:			
Accounts payable and accrued expenses	$	200,405	345,575
Payable to clearing organization		—	4,015
Income taxes payable to parent company		—	124,989
Total aggregate indebtedness	$	200,405	474,579
Computation of basic net capital requirement:			
Minimum net capital required – 6.67% of total aggregate indebtedness	$	13,367	31,654
Minimum dollar net capital requirement	$	100,000	100,000
Net capital requirement (greater of above)	$	100,000	100,000
Excess net capital	$	2,746,111	2,777,321
Excess net capital at 1,000%	$	2,826,071	2,829,863
Ratio of aggregate indebtedness to net capital		.07 to 1	0.16 to 1

Note: Refer to Schedule II for reconciliation of net capital pursuant to uniform capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17a-5, Part IIA filing.

See accompanying independent auditors' report.

Schedule II

BAC FLORIDA INVESTMENTS CORP.

Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 to the Company's Corresponding Unaudited Form X-17a-5, Part IIa Filing

December 31, 2004 and 2003

		2004	2003
Net capital per computation contained in Company's corresponding unaudited Form X-17a-5, Part IIA filing	$	2,840,150	2,879,215
Adjustment for income taxes		—	(1,894)
Adjustment for net commission income		5,961	—
Net capital computation pursuant to Rule 15c3-1	$	2,846,111	2,877,321

See accompanying independent auditors' report.

Schedule III

BAC FLORIDA INVESTMENTS CORP.

Exemption Pursuant to Rule 15c3-3

December 31, 2004 and 2003

The Company claims an exemption from Rule 15c3-3 under the following section:
(K)(2)(ii) – "All customer transactions are cleared through another broker/dealer on a fully disclosed basis."

See accompanying independent auditors' report.

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
BAC Florida Investments Corp.:

In planning and performing our audit of the financial statements and supplementary schedules of BAC Florida Investments Corp. (the Company)(a subsidiary of BAC Florida Bank) for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly security examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's aforementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to

KPMG

the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation of policies and procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors and management of BAC Florida Investments Corp., the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2005